EXHIBIT 12.1

C. R. BARD, INC. AND SUBSIDIARIES

Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

	Six Months	Years Ended December 31,
	Ended June 30, 2013	2012	2011	2010	2009	2008
(dollars in millions)
(Loss) earnings from operations before taxes	$(8.3)	$732.4	$510.8	$717.7	$671.5	$552.7
Add (Deduct):
Fixed charges	25.8	46.1	42.7	18.4	17.5	17.4
Undistributed earnings of equity investments	(0.9)	(9.6)	(3.8)	(3.6)	(2.3)	(1.9)

Earnings available for fixed charges	$16.6	$768.9	$549.7	$732.5	$686.7	$568.2

Fixed charges:
Interest, including amounts capitalized(1)	$22.5	$39.6	$36.4	$12.7	$11.8	$12.1
Proportion of rent expense deemed to represent interest factor	3.3	6.5	6.3	5.7	5.7	5.3

Fixed charges	$25.8	$46.1	$42.7	$18.4	$17.5	$17.4

Ratio of earnings to fixed charges(2)	—	16.68	12.87	39.81	39.24	32.66

(1)	Interest related to unrecognized tax benefits is included as income tax expense and not included in fixed charges.
(2)	For the six months ended June 30, 2013, earnings are insufficient by $9.2 million to cover fixed charges.